UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

uniQure N.V.

(Name of Issuer)

Ordinary Shares, €0.05 par value per share

(Title of Class of Securities)

N90064 101

(CUSIP Number)

Frank Ochsenfeld

Coller Capital Limited

116 Park Street

London

W1K 6AF

United Kingdom

+44 (0) 20 7079 9401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.N90064 101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,118,520 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 2,118,520 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,520 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88%[1]
14	TYPE OF REPORTING PERSON* CO

1 The calculation assumes that there are 30,800,000 Ordinary Shares outstanding as set forth in uniQure N.V.’s (the “Issuer”) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

SCHEDULE 13D/A

CUSIP No.N90064 101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller International General Partner V, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,118,520 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 2,118,520 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,520 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88% [1]
14	TYPE OF REPORTING PERSON* PN

1 The calculation assumes that there are 30,800,000 Ordinary Shares outstanding as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

SCHEDULE 13D/A

CUSIP No.N90064 101	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller International Partners V-A, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,118,520 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 2,118,520 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,520 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88% [1]
14	TYPE OF REPORTING PERSON* PN

1 The calculation assumes that there are 30,800,000 Ordinary Shares outstanding as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

SCHEDULE 13D/A

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 10, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

The Reporting Persons are filing this amendment to (i) report the exercise of warrants issued by the Issuer and (ii) to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the Issuer’s Common Stock outstanding as a result of issuances of new Ordinary Shares of 5,400,000 on February 10, 2014, 3,000,000 on April 15, 2015 and 5,000,000 on October 27, 2017.

Item 2.	Identity and Background.

This Amendment amends the response set forth in Item 2 of the Schedule 13D by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

Coller Investment Management Limited, (“CIM”) is the general partner of Coller International General Partner V, L.P. (“CIGPV”), which is the general partner of Coller International Partners V-A, L.P. (“CIPVA”), which directly holds 2,118,520 Ordinary Shares. In addition, this Schedule 13D excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital, which Ordinary Shares were deemed to be beneficially owned by CIPVA within the meaning of Item 7 of Form 20-F for purposes of the disclosure contained in the “Principal Shareholders” section of the Prospectus. The Reporting Persons do not have voting or investment power over such Ordinary Shares and therefore do not beneficially own such Ordinary Shares within the meaning of Rule 13d-3. The filing of this Schedule 13D/A shall not be construed as an admission that the Reporting Persons are the beneficial owners of any such Ordinary Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and supplements Item 3 of the Original Schedule 13D by adding the following after the first paragraph.

On December 07, 2017, CIPVA, exercised warrants to acquire 99,010 Ordinary Shares of the Issuer for consideration of €1,000,000. The shares were received on December 14, 2017.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates the Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) — (b)      The calculation assumes that there are 30,800,000 Ordinary Shares outstanding as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 1, 2017. It excludes Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which CIPVA is a limited partner.

(c)                                  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 or Schedule I hereof, has effected any transactions in the Ordinary Shares in the past 60 days except as described in Item 3 of this Schedule 13D.

(d)                                 To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

The information set forth or incorporated in Item 5 is incorporated by reference in its entirety into this Item 6.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2017                        Coller Investment Management Limited

By: /s/ Paul McDonald

Name: Paul McDonald

Title:    Director

Coller International General Partner V, L.P.

By: Coller Investment Management Limited, its general partner

By: /s/ Paul McDonald

Name: Paul McDonald

Title:    Director

Coller International Partners V-A, L.P.

By: Coller International General Partner V, L.P., its general partner

By: Coller Investment Management Limited, its general partner

By: /s/ Paul McDonald

Name: Paul McDonald

Title:    Director

Schedule I

All addresses are c/o Coller Investment Management Limited, P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands GY1 3QL.

Name	Title
Jeremy Joseph Coller	Director
Cyril Joseph Mahon	Director
Peter Michael Hutton	Director
Paul McDonald	Director
Andrew Thane Maden Hitchon	Director
Roger Alan Le Tissier	Director
John Charlton Loveless	Director
Christopher Fawcus Lovell Legge	Director